SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 9, 2019

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, December 7, 2019 regarding “Ericsson reaches resolution on U.S. FCPA investigations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: December 9, 2019

PRESS RELEASE December 7, 2019

Ericsson reaches resolution on U.S. FCPA investigations

•

Ericsson has entered into a three-year Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (DOJ) to resolve criminal charges related to violations of the FCPA. This relates to accounting violations of the FCPA in five countries including in Djibouti where there is also a charge of bribery. In the agreement, the DOJ agrees to defer the prosecution of those charges and to have them dismissed at the end of the term in exchange for Ericsson complying with the conditions of the DPA. Conditions include a payment by Ericsson of a fine of USD 520,650,432. As part of the resolution with the DOJ, Ericsson’s Egyptian subsidiary has entered a guilty plea to the bribery charge in Djibouti.

•

Separately, Ericsson agreed to resolve civil charges brought by the Securities and Exchange Commission (SEC) relating to allegations of violations of the bribery and accounting provisions of the FCPA. Ericsson agreed to the entry of a judgment enjoining it from future violations of the FCPA and it agreed to pay a financial sanction of USD 458,380,000, plus pre-judgment interest of USD 81,540,000.

•

As part of the settlement, Ericsson has agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance program.

•	The combined payment of USD 1.06 b. (SEK 10.1 b.) as per above is fully covered by the SEK 11.5 b. provision taken in Q3 2019.

Ericsson (NASDAQ: ERIC) today announced the resolution of the previously disclosed investigations by the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). While the DOJ and SEC conduct separate investigations, the same facts have been shared by Ericsson with both authorities.

The resolution relates to historical FCPA breaches ending Q1 2017. While the Company had a compliance program and a supporting control framework, they were not adequately implemented. Specifically, certain employees in some markets, some of whom were executives in those markets, acted in bad faith and knowingly failed to implement sufficient controls. They were able to enter into transactions for illegitimate purposes and, together with people under their influence, used sophisticated schemes in order to hide their wrongdoing.

The resolution marks the end of the FCPA-related investigations into Ericsson and its subsidiaries undertaken by the DOJ and the SEC.

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PRESS RELEASE December 7, 2019

The DOJ proceeding is a criminal enforcement action and the SEC proceeding is a civil enforcement action. The agencies resolve their investigation independently of one another using their own discretion and applying different standards of proof. As a result, the DOJ and SEC have come to different conclusions based on the same facts.

DOJ resolution

Ericsson has agreed to enter into a Deferred Prosecution Agreement (DPA) with the DOJ to resolve criminal charges relating to violation of bribery provision of the FCPA in Djibouti. The DPA also resolves criminal charges relating to violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, and Vietnam. In connection with the matter in Djibouti, Ericsson’s Egyptian subsidiary pled guilty to bribery today. As part of the resolution Ericsson will pay a fine of USD 520,650,432.

SEC resolution

Ericsson has agreed with the SEC to the entry of a judgment to resolve claims related to allegations of violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam and of the bribery provisions of the FCPA in Djibouti, China and Saudi Arabia. As part of the resolution, Ericsson will pay financial sanction of USD 458,380,000, plus pre-judgement interest of USD 81,540,000.

In parallel to the investigations, the Company has since 2016, together with external expert advisors, conducted a comprehensive review of the Company’s anti-corruption program. Based on this review, Ericsson has been taking significant steps to improve its Ethics and Compliance program.

Pursuant to the resolutions, Ericsson has agreed to continue enhancing its internal controls and its compliance program.

Börje Ekholm, President and CEO, says: “I am upset by these past failings. Reaching a resolution with the US authorities allows us to close this legacy chapter. We can now move forward and build a stronger company.

The settlement with the SEC and DOJ shows that we have not always met our standards in doing business the right way. This episode shows the importance of fact-based decision making and a culture that supports speaking up and confronting issues. We have worked tirelessly to implement a robust compliance program. This work will never stop.”

Ronnie Leten, Chair of the Board of Directors, says: “Ultimately we can only be successful if we have an entrenched ethics and compliance culture. I am confident that with the significant steps already undertaken we are better equipped to execute on our strategy without compromising on our values.”

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PRESS RELEASE December 7, 2019

DETAILS OF IMPROVED ETHICS AND COMPLIANCE PROGRAM

Improvements to Ericsson’s Ethics and Compliance program include:

•	Additional resources for the Compliance and Investigations functions.

•	Reorganizing the allegation management process to ensure a centralized, professional intake of allegations, conduct of investigations and remediation.

•	Refining the risk assessment process to consist of a tiered approach and systematic risk mitigation methodology.

•	Enhancing the due diligence process of third-parties, including the overall monitoring of third-party engagements.

•	Introducing more sophisticated analytic tools to better identify and prevent high-risk transactions and engagements.

•	Enhancing the ethics and compliance vetting process for senior leaders.

•	Refreshing compliance training modules for employees, including workshops and face-to-face training for employees in exposed roles.

•	Enhancing the internal anti-corruption and compliance related awareness campaigns (including the Company’s zero tolerance for corruption).

INVITATION TO MEDIA AND ANALYST CALL

The company will hold a conference call for journalists, financial analysts and investors. Börje Ekholm, President and CEO, Carl Mellander, Chief Financial Officer, and Xavier Dedullen, Chief Legal Officer will make brief comments and take questions.

The conference call will begin December 7, at 9:30 AM CET (8:30 AM GMT in London and 3.30 AM EST in New York).

To join the conference call, please phone one of the following numbers:

Sweden: +46 (0)8 566 42651 (Toll-free Sweden: 0200 883 685)

International/UK: +44 (0)333 300 0804 (Toll-free International/UK: 0800 358 9473)

US: +1 631 913 1422 (Toll-free US: +1 855 857 0686)

PIN code: 80473445 #

A live audio webcast of the conference call will be available at www.ericsson.com/investors and www.ericsson.com/newsroom

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PRESS RELEASE December 7, 2019

Replay:

A replay of the conference call will be available from about one hour after the conference call has ended until December 14, 2019.

Sweden replay number: +46 (0) 8 519 993 85

International/UK replay number: +44 (0) 333 300 0819

US replay number: +1 (866) 931 1566

PIN code replay: 301305281#

An on-demand webcast will be available at www.ericsson.com/investors and www.ericsson.com/newsroom approximately one hour after the webcast ended.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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PRESS RELEASE December 7, 2019

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2018.

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PRESS RELEASE December 7, 2019

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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